AMENDMENT TO THE BY-LAWS OF

NORTHWESTERN MUTUAL SERIES FUND, INC.

Adopted November 16, 2011

Effective November 16, 2011, Article VII, Section 7.03(ii) of the Series Fund By-laws is amended to read as follows

Section 7.03. Record Dates. The Board of Directors may fix in advance a date as a record date for the determination of the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to Corporation action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion, or exchange of stock, or for any other proper purpose, provided that such record date shall be a date: (i) not before the close of business on the day the record date is fixed; (ii) not more than ninety (90) days before the date on which action requiring the determination will be taken; and (iii) in the case of a meeting of shareholders, not less than ten (10) days, before the date of the meeting. In such case, only such shareholders as shall be shareholders on the record date so fixed shall be entitled to such notice of, and to vote at, such meeting or adjournment, or to give such consent, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, or to take other action, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any such record date.